NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

May 29, 2012

Enerplus Announces Cash Dividend for June 2012

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on June 20, 2012 to all shareholders of record at the close of business on June 8, 2012. The ex-dividend date for this payment is June 6, 2012.

The CDN$0.18 per share dividend is equivalent to approximately US$0.18 per share if converted using a Canadian per US dollar exchange rate of 0.9765. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by us is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, dividends are considered "qualified dividends".

On May 11, 2012 Enerplus shareholders approved the implementation of a Stock Dividend Program ("SDP") for investors effective June 1, 2012. The SDP is now available to all shareholders of Enerplus, and replaces the Dividend Reinvestment Plan ("DRIP") which was only available to Canadian resident shareholders. Effective on May 25, 2012, the DRIP plan was terminated. In order to participate in the new SDP and receive stock dividends relating to the June 20 dividend payment date, shareholders must contact their broker or financial intermediary on or prior to June 4, 2012. If you are a registered owner, click here to complete the enrollment form: https://www.enerplus.com/files/pdf/investor-relations/Enerplus_Stock%20Dividend_Form_E05.pdf. For more information on the benefits of the SDP please visit our website at: http://www.enerplus.com/investor/dividends/stockdividendprogram.cfm.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.